Exhibit 99.44

ASX Market Announcement

Transformational pathway to US Payer system; Attributing

Potential US$1.4 billion health and economic benefit from geneType Breast Cancer Risk Assessment Test

Melbourne, Australia, 15 June 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease is delighted to announce the completion of an independently developed and validated customisable Budget Impact Model (BIM), which demonstrates significant health and economic benefits directly attributed to the implementation of geneType Breast Cancer Risk Assessment Test.

Key Benefits attributed to the geneType Breast Cancer Risk Assessment Test:

●	Potential to deliver US $1.4 billion annual saving[1] represents 3.6% of the total annual US Payer costs for breast cancer treatment
●	Significant savings of US$73 per patient per year
●	An overall increase in women being health screened, from 69% to 74%
●	Early-stage cancer detection (I-IIA) increased from 57% to 67%
●	Interval cancers drop from 14.8% to 8.8%, a substantial 40.5% reduction

The BIM was independently developed and validated by ALVA10, whose mission is to create an economic ecosystem that pulls technology into healthcare, aligning effective healthcare solutions to Payer economics. The BIM illustrates the clinical pathways patients would experience and the economic implications of commercialisation and utilisation of a test or device. The main finding of the BIM is the potential for US Payers to reduce the annual costs of breast cancer treatment by US$1.4 billion.

US Payers, including commercial insurers, large employers, and benefit groups such as Medicare, are typically reluctant to cover new diagnostic tools, with reimbursement often taking years to receive. Critically, GTG’s customisable BIM enables US Payers to accelerate their understanding of the economic impact of implementing GTG’s geneType Breast Cancer Risk Assessment Test prior to commercialisation – providing a faster and more certain outcome and minimising their technology adoption risk. GTG’s BIM is a comprehensive and dynamic tool and can be customised for any US Payer. Importantly it will also enable GTG to identify those US Payers who are most likely to be fast adopters.

GTG’s CEO Simon Morriss noted “The completion of this work is a critical step towards obtaining reimbursement for geneType Breast Cancer Risk Assessment Test in the world’s largest healthcare market. It will advance discussions with major US Payers supporting the implementation of our test as a ‘standard of care’. It is a transformational step for GTG, obtaining coverage and reimbursement and will accelerate the adoption and commercialisation of our breast cancer risk assessment test, effectively providing a pathway for the reimbursement of GTG’s other risk assessment tests such as colorectal cancer.”

ALVA10’s CEO and Founder Hannah Mamuszka commented “Our approach at ALVA10 has been to fundamentally change how US Payers view and value diagnostics, by enabling payers to understand the cost-saving opportunities inherent in implementing diagnostics with high clinical utility, and engaging them to confirm that clinical utility ahead of commercialisation, providing a more certain reimbursement outcome in much shorter timeframes. We believe the BIM we have built for GTG demonstrates significant health economic benefits and that there is a large clinical need for a risk stratification tool to identify women at elevated risk for breast cancer that is absent in the market today. In the next phase commencing this month, we will be working with GTG to facilitate market access to the geneType Breast Cancer Risk Assessment Test throughout our extensive network of US Payers”.

GTG and ALVA10 have established a US Payer engagement strategy with US-based global health service companies that manage, in some cases up to 22 million covered lives in the US and have over 180 million customer and patient relationships globally.

1 Corporates and Insurance market entry assessment - Health Economic Model completed by ALVA10 May 2022

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Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Justin Foord

Market Eye

M: +61 402 600 691

E: justin.foord@marketeye.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com

About ALVA10

ALVA10’s mission is to create an economic ecosystem to pull technology into healthcare, to align incentives and optimize for patient outcomes and payer economics. A business model that works with payers and employers to identify areas of inefficient spend, and then partners with diagnostic companies to either cover existing tests or develop and bring to the market the tools to solve the greatest challenge for both parties. Unleashing the innovation that lies within the knowledge gap between payers and diagnostic companies. These innovations are critical to realizing the promise of Precision Medicine. For more information, please visit https://alva10dx.com/

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000